Exhibit 99.2

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereto) for the three months ended March 31, 2014. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year-ended ended December 31, 2013, may be accessed at www.sedar.com or www.sec.gov. All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 8, 2014.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; payment of milestone payments with respect to China Rewards; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s first quarter 2014 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRS.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

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Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by approximately 50 of the world’s leading loyalty programs, including:

•	American Airlines AAdvantage	•	InterContinental Hotels Group
•	Southwest Airlines Rapid Rewards	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Best Buy Rewards
•	Virgin Atlantic Flying Club	•	Lufthansa Miles & More
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Express Membership Rewards
•	US Airways Dividend Mile	•	Lanpass

In 2014, Points expects to deliver over $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended March 31, 2014 include:

  Quarterly revenue of $58,257, an increase of $21,339 or 58% over the prior year quarter;

  Quarterly gross margin of $8,268, an increase of $1,609 or 24% over the prior year quarter (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 6 for definition and explanation);

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  Net income of $443, higher by $491 from the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $1,200, higher by $671 or 127% from the prior year quarter (please refer to ‘Adjusted EBITDA’ on page 8 for definition and explanation); and

  The Corporation ended the quarter with cash and cash equivalents of $58,945 and no debt.

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except	March 31,	December 31,	March 31,
per share amounts)(unaudited)	2014	2013	2013
Revenue	$58,257	$69,087	$36,918
Gross margin	8,268	10,302	6,659
Ongoing operating expenses	7,068	6,899	6,130
Adjusted EBITDA	1,200	3,403	529
Operating income (loss)[1]	724	2,765	(418)
Net income (loss)	$443	$2,291	$(48)
Earnings (loss) per share
Basic	$0.03	$0.15	$(0.00)
Diluted	$0.03	$0.15	$(0.00)
Weighted average shares outstanding

Basic	15,367,681	15,241,989	15,173,021

Diluted	15,662,534	15,531,144	15,386,989
Total assets	$86,348	$95,012	$73,467
Shareholders' equity	$33,262	$32,547	$28,127

1 Operating income is an additional IFRS measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

BUSINESS RESULTS AND OUTLOOK

The financial results of the Corporation for the first quarter of 2014 highlight the success that the Corporation has had through the establishment of new relationships with loyalty partners, and the benefits experienced as the Corporation continues to expand the core products offered to its partnership base and evolve its open platform strategy.

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The Corporation generated record first quarter revenues of $58,257, which represented a 58% increase year-over-year. In line with the increase in revenues, gross margin increased to $8,268, up 24% from the first quarter of 2013. The growth in the Corporations’ revenue and gross margin was primarily due to the incremental revenues generated by the launch of new loyalty partners over the course of 2013, and the benefits associated with increasing marketing and promotional activity as the Corporation further develops insights and an understanding of the loyalty membership base that it communicates with throughout the year.

Points and miles transacted in the first quarter of 2014 totalled 4.7 million, an increase of 7% on a year over year basis, and reflective of the incremental transactional activity from loyalty partners launched over the last twelve months, as well as growth in transactional activity within the Corporation’s existing partnership base through strong marketing and merchandising efforts.

The higher transactional activity in the period has resulted in an increase in revenues and gross margin. This, in turn, has contributed to positive EBITDA and net income, with the Corporation recording first quarter Adjusted EBITDA of $1,200, an increase of 127% year-over-year, and net income of $443, an increase of $491 from the first quarter of 2013. As the Corporation’s revenue continues to increase from growing transactional revenue, it will have additional working capital to fund ongoing business needs throughout the course of 2014.

In the first quarter of 2014, the Corporation welcomed Spirit Airlines, a leading carrier in the United States, Caribbean and Latin America, to its partnership base. The partnership will allow Spirit members to Buy and Gift Free Spirit miles through the Corporation’s platform. As well, the Corporation has signed Etihad Airways, the national airline of the United Arab Emirates and carrier to many regions in the world, to its Corporate platform. In addition to this, the Corporation anticipates that it will benefit from new partnerships announced but not yet contributing to transactional activity, which include its partnership with Mastercard Rewards, and Hilton HHonors Worldwide, LLC.

Shortly after the first quarter of 2014, the Corporation successfully completed the acquisition of Accruity Inc., the San-Francisco-based startup operator of the PointsHound loyalty-based hotel booking service. The PointsHound proposition was designed to drive incremental revenue to loyalty programs while offering strong value to loyalty program members. While the business has been operating commercially for less than one year, the Corporation anticipates to build on the new relationships gained in the PointsHound acquisition, including relationships with new airlines, and that this will help the Corporation progress on its long term growth objectives. As well, all three Accruity founders will continue in new roles with the Corporation and are expected to play an important role in helping advance the open platform strategy.

Revenue from additional new partner and product launches in 2014, including all previously announced partnerships, are expected to contribute more in the second half of the year. The Corporation remains on track to meet its 2014 revenue guidance and expects to see continual year over year revenue growth in 2014. Management also remains focused on long term growth and will continue to make meaningful investments throughout 2014 towards innovating and expanding its core business, evolving its open platform strategy, and improving data and transactional capabilities.

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RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance as it represents the amount of revenues retained by the Corporation after incurring direct costs. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. Combined with a focus on making strategic investments, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

	For the three months ended
		December 31,	March 31,
(In thousands of US dollars)(unaudited)	March 31, 2014	2013	2013
Principal	$56,162	$66,910	$34,600
Other partner revenue	2,076	2,157	2,304
Interest	19	20	14
Total revenue	$58,257	$69,087	$36,918
Direct cost of principal revenue	49,989	58,785	30,259
Gross margin	$8,268	$10,302	$6,659
Gross margin %	14%	15%	18%

The Corporation generated revenue of $58,257 for the three months ended March 31, 2014, an increase of $21,339 or 58% over the same quarter of 2013. The increase in revenues over the prior year period is due to the launch of new partnerships and products over the last twelve months, as well as organic growth from existing partnerships.

Principal revenue for the first quarter of 2014 was $56,162, an increase of $21,562 or 62% over the first quarter of 2013. The increase in principal revenue over the prior year quarter is largely attributable to the new partners launched over the last twelve months, with organic growth from existing partnerships also contributing to increased principal revenue.

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Other partner revenue for the first quarter of 2014 was $2,076, lower by $228 or 10% from the first quarter of 2013. The year over year decrease was largely due to reduced activity with existing partnerships offset by an increase in revenues from new partnerships.

Gross margin for the first quarter of 2014 was $8,268, an increase of $1,609, or 24%, from the prior year quarter. The increase in gross margin dollars was largely driven by incremental transactions coming from new partnerships launched in 2013 and 2014 as well as organic growth within the existing partnership base. As anticipated, gross margin percentage decreased from 18% in the first quarter of 2013 to 14% in the first quarter of 2014, largely due to revenue growth from larger principal partnerships, which typically have an overall lower gross margin percentage. As the Corporation continues to launch larger principal partnerships, it expects to see growth in gross margin dollars, reflecting a gross margin percentage near current levels.

ONGOING OPERATING COSTS

	For the three months ended
(In thousands of US		December 31,	March 31,
dollars)(unaudited)	March 31, 2014	2013	2013
Employment costs	$5,505	$5,201	$4,495
Marketing and communications	198	223	269
Technology services	219	241	235
Operating expenses	1,146	1,234	1,131
Total	$7,068	$6,899	$6,130

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the first quarter of 2014 were $7,068, an increase of $938, or 15%, from the first quarter of 2013.

The increase in ongoing operating costs over the prior period was primarily attributable to an increase in employment costs related to higher head-count, offset by the timing of certain marketing and promotional activities.

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Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are predominantly incurred in Canadian dollars. Employment costs of $5,505 in the first quarter of 2014 increased $1,010, or 22%, from the first quarter of 2013.

The increase in employment costs over the prior year periods was primarily attributable to an increase in full time equivalents (“FTEs”), which increased from 125 in the first quarter of 2013 to 149 in the first quarter of 2014. Headcount additions made over the last twelve months were primarily focused on additional technology and marketing resources aimed at advancing the Corporation’s open platform strategy, as well as improving data and transactional capabilities. The Corporation will continue to make strategic headcount investments for the balance of 2014 in these areas as it executes on expanding core products and evolving the open platform strategy.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations related costs, and other on-line marketing and promotional activities. Marketing costs for the first quarter of 2014 decreased $71 or 26% from the first quarter of 2013.

The decrease in marketing and communication costs compared to the prior year period was mainly due to timing of marketing and promotional activities.

Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. These costs remained largely in line with the first quarter of 2013. This expenditure line is expected to grow marginally throughout the balance of the year.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the first quarter of 2014 were $1,146, an increase of $15, or 1% from the first quarter of 2013. The increase from the prior period was primarily related to higher consulting and professional services costs incurred in 2014.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE, AND IMPAIRMENT (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, foreign exchange and impairment charges. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

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Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. The exclusion of impairment charges eliminates the non-cash impact. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US	March 31,	December 31,	March 31,
dollars)(unaudited)	2014	2013	2013
Net income	$443	$2,291	$(48)
Interest and other income	(5)	-	-
Income tax expense (recovery)	286	474	(370)
Depreciation and amortization	544	715	919
Foreign exchange (gain) / loss	(68)	(77)	28
Adjusted EBITDA	$1,200	$3,403	$529

For the quarter ended March 31, 2014, the Corporation’s Adjusted EBITDA was $1,200, an increase of $671 or 127% from the first quarter of 2013. The increase from the prior period was largely due to an increase in gross margin dollars from new partners launched over the last twelve months and organic growth in existing partnerships, partially offset by increased employment costs.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

	For the three months ended
(In thousands of US	March 31,	December 31,	March 31,
dollars)(unaudited)	2014	2013	2013
Depreciation and amortization	$544	$715	$919
Foreign exchange (gain) / loss	(68)	(77)	28
Interest and other income	(5)	-	-
Income tax (recovery) expense	286	474	(370)
Total	$757	$1,112	$577

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Depreciation and amortization expense in the first quarter of 2014 decreased $375, or 41%, from the first quarter of 2013. The decrease in expense from prior period is due to certain assets being fully amortized in 2013, as well as a change from declining balance to straight line amortization for certain assets in the first quarter of 2013.

Foreign Exchange (“FX”) Gain / Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end foreign exchange (“FX”) rate. The net effect after translating the balance sheet accounts is recorded in the consolidated statement of comprehensive income (loss) for the period.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in the first quarter of 2014 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended March 31, 2014, the Corporation reclassified $195 loss, net of tax, from other comprehensive loss into net income. The cash flow hedges were not ineffective for accounting purposes at March 31, 2014. Realized losses from the Corporation’s hedging activities, in 2014, were driven by the appreciation of the U.S. dollar.

For the quarter ended March 31, 2014, the Corporation recorded a foreign exchange gain of $68 compared with a foreign exchange loss of $28 in the first quarter of 2013, primarily driven by a strengthening of the US dollar resulting in realized FX gains.

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Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $286 for the quarter ended March 31, 2014, which largely relates to the reduction of the deferred tax asset, as taxable income was incurred in the first quarter of 2014.

NET INCOME AND EARNINGS PER SHARE

	For the three months ended
(In thousands of US dollars except	March 31,	December 31,	March 31,
per share amounts)(unaudited)	2014	2013	2012
Net income (loss)	$443	$2,291	$(48)

Earnings (loss) per share
Basic	$0.03	$0.15	$(0.00)
Diluted	$0.03	$0.15	$(0.00)

The Corporation reported net income of $443 for the quarter ended March 31, 2014 compared with a net loss of $48 for the quarter ended March 31, 2013. The increase from the prior period was primarily attributable to an increase in gross margin due to new partners launched and organic growth of existing partnerships over the last twelve months, offset by an increase in employment costs primarily driven by an increase in FTEs compared to prior period.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,367,681 common shares for the quarter ended March 31, 2014, compared with 15,173,021 common shares for the quarter ended March 31, 2013. The Corporation reported basic earnings per share of $0.03 for the first quarter of 2014 compared with basic earnings per share of ($0.00) for the first quarter of 2013.

LIQUIDITY AND CAPITAL RESOURCES
Consolidated Balance Sheet Data as at	March 31,	December 31,	March 31,
(In thousands of US dollars)(unaudited)	2014	2013	2013
Cash and cash equivalents	$58,945	$64,188	$39,611

Restricted cash	1,590	1,602	3,194
Funds receivable from payment processors	5,651	9,071	9,630

Security deposits	-	-	3,209

Total funds available	66,186	74,861	55,644
Payable to loyalty program partners	47,896	56,111
			40,974
NET OPERATING CASH[2]	$18,290	$18,750	$14,670

Current assets	70,048	78,472	58,711
Current liabilities	52,710	62,028	44,659
WORKING CAPITAL	$17,338	$16,444	$14,052

2 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-IFRS financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

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The Corporation’s financial strength is reflected in its balance sheet. As at March 31, 2014, the Corporation continues to remain debt-free with $18,290 of net operating cash (Dec 31, 2013 – $18,750). Net operating cash decreased $460 from December 31, 2013, primarily due to the timing of variable compensation offset by cash generated through operating activities.

The Corporation’s working capital (defined as current assets minus current liabilities) was $17,338 at March 31, 2014 compared to working capital of $16,444 as at December 31, 2013. Working capital increased primarily due to EBITDA generated during the year. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases. The change in cash and cash equivalents is primarily due to the timing of receipt of payments from customers and payments made to partners for transaction points and miles online.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary	For the three months ended
(in thousands of US	March 31,	December 31,	March 31,
dollars)(unaudited)	2014	2013	2013
Operating activities	$(3,868)	$15,230	$(5,556)
Investing activities	(487)	(1,939)	(507)
Financing activities	73	126	188
Effects of exchange rates	(961)	(104)	378
Change in cash and cash equivalents	$(5,243)	$13,313	$(5,497)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. In the first quarter of 2014, the Corporation experienced an expected net outflow of cash as it made payments to partners following the Corporation’s typically strongest period, the fourth quarter.

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Investing Activities

Cash used in investing activities for the quarter ended March 31, 2014 was $487 and related to the acquisition of property and equipment and additions to intangible assets during the period. The Corporation has an obligation to fund the remaining investment commitment, of $1,500, in China Rewards in 2014 based on milestone achievements.

The Corporation will continue to add technology resources for the balance of the year that are devoted to developing innovative loyalty products and advancing its open platform strategy. The Corporation will continue to fund all capital expenditures and investments through working capital.

Financing Activities

Cash flows provided by financing activities for the three month period ended March 31, 2014, related to the issuance of capital stock from the exercise of employee stock options and purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	Year 1(4)	Year 2	Year 3	Year 4	Year
						5+
Operating leases(1)	2,432	741	737	654	291	9
Principal revenue(2)	243,154	81,152	104,348	57,404	250	-
Investment commitment(3)	1,500	1,500	-	-	-	-
	$247,086	$83,393	$105,08 5	$58,058	$541	$9

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) In relation to principal revenue, the Corporation has made contractual guarantees for the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3) The Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. As of March 31, 2014, the Corporation had made an investment of $3,500 in China Rewards. Management anticipates the remaining milestones, which will trigger the final investment of $1,500, to be met in 2014.
(4) The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease, principal revenue, and investment obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $1,400 on the balance sheet representing mileage inventory as part of prepaid and other assets and related to one revenue guarantee that was not met in 2013. This inventory will be drawn down after the Corporation has met its 2014 revenue guarantee requirement.

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Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 71,229 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at April 30, 2014 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price
Options	August 21, 2014	5,108	3.70
Options	November 16, 2014	1,657	3.40
Options	February 11, 2015	32,121	5.00
Options	March 22, 2015	32,343	4.60

Total		71,229

OUTSTANDING SHARE DATA

As of April 30, 2014, the Corporation has 15,400,673 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 557,982 common shares. The options have exercise prices ranging from $3.40 to $30.84 with a weighted average exercise price of $15.17. The expiration dates of the options range from August 21, 2014 to March 17, 2019.

The following table lists the common shares issued and outstanding as at April 30, 2014 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

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	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,400,673
Convertible Securities: Share options	557,982	CAD$ 8,466,210
Common Shares Issued & Potentially Issuable	15,958,655	CAD$ 8,466,210
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	457,324

(1) The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic	Diluted
		Net income	earnings	earnings
Three month period ended	Total	(loss)	(loss) per	(loss) per
	Revenue		share	share
March 31, 2014	$58,257	$443	$0.03	$0.03
December 31, 2013	$69,087	$2,291	$0.15	$0.15
September 30,2013	$54,441	$1,145	$0.08	$0.07
June 30, 2013	$41,924	$218	$0.01	$0.01
March 31, 2013	$36,918	$(48)	$(0.00)	$(0.00)
December 31, 2012	$40,803	$5,638	$0.37	$0.37
September 30, 2012	$34,339	$746	$0.05	$0.05
June 30, 2012	$36,329	$1,304	$0.09	$0.09

With over a decade of experience working with loyalty program partners, the Corporation has established a growing base of transactional business activity. The Corporation has continued to add new relationships with loyalty programs over the course of the past ten-years, and has developed relationships with existing partnerships. Through the use of direct marketing techniques with loyalty programs, the Corporation has expanded the reach of its products into the membership base of the Corporation’s partner network. Over the years, and through the addition of new partnerships and a better understanding of loyalty partners’ membership base, the Corporation has experienced period over period growth in transaction levels and revenue. The Corporation’s revenue and overall profitability will be impacted by the level of marketing and promotional activity carried out during the year with loyalty program members, the introduction of new loyalty based products to the existing loyalty partnership base, and the addition of new loyalty program partners.

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Based on the Corporation’s experience, the first quarter has typically been the lowest revenue quarter in a year as a result of lower promotions and consumer spending after the December holiday season. As a result, the revenue in the March 31, 2014 quarter was lower than the revenue in the December 31, 2013 quarter. Revenue in second and third quarters, in the absence of any new product or partner launches, has historically fluctuated with the level of direct marketing activity carried out with individual loyalty program members.

Net income of the Corporation is primarily impacted by revenues generated in each quarter, which is influenced by the degree of marketing and promotional activity carried out with loyalty program members, as well as changes in ongoing operating expenses. Ongoing operating expenses are impacted by the long-term objectives of the Corporation. During 2012 and 2013, ongoing operating expenses have been significantly impacted by increased employment costs tied to higher head-count additions. In the second half of fiscal 2012, and continuing throughout fiscal 2013, the Corporation made strategic investments in the key areas of marketing, and product and software development. Beginning in the third quarter of 2013, the increased cost associated with headcount additions added since 2012 have been offset by the incremental gross margin recorded on new-partner launches. While the increase in net income in the third and fourth quarter of 2013, coupled with the first quarter net income in 2014 is not necessarily indicative of net income to be seen in future periods, it is a reflection of the Corporation’s return on investments made during 2012, 2013 and the first quarter of 2014.

For the quarter ended December 31, 2012, net income of $5,638 was higher than previous quarters due to the recognition of certain future tax benefits associated with previously unrecognized deferred tax assets in Canada. This tax asset recognition is not expected to repeat in future periods. Instead, the Corporation will begin to apply a corporate tax rate of approximately 26% on pre-tax income. This tax impact on earnings has been applied in 2013, and the first quarter of 2014, and is expected to appear in future periods.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed consolidated interim financial statements for the three months ended March 31, 2014, in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2013.

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For a detailed discussion regarding the Corporation’s significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of the condensed consolidated interim financial statements for the three months ended March 31, 2014 as well as the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2013.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2013. There have been no changes during the quarter ended March 31, 2014.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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